January 31, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ranger Gold Corp.
Registration Statement on Form 10-12G Filed December 13, 2021 000-53817

Ladies and Gentlemen:

Ranger Gold Corp. (the “Company”) hereby respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form 10-12G (File No. 000-53817), together with all exhibits thereto (the “Registration Statement”), initially filed on December 13, 2022 with the Securities and Exchange Commission (the “Commission”) on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective on February 11, 2022, sixty days after its initial filing (pursuant to Exchange Act Section 12(g)(1)). The Company’s accountant contracted Covid 19 and has been unable to respond to comments of the staff of the Commission in a timely manner.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. Please direct questions with respect to this matter to the undersigned at (516) 516-442-1883, or by email to bryan@bryanglass.com, or to William Ruffa, Company counsel, at 646-831-0320, or by email to bruffa@lawruffa.com.

Thank you.

Bryan Glass
Bryan Glass, President